For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Completes Phase One of Drill Program on West Timmins Property; Phase II Underway

August 20, 2007, Vancouver, BC – Pacific North West Capital Corp. (PFN) is pleased to announce that it has completed Phase One of a 4,000 metre drill program on its West Timmins Nickel property. The first phase consisted of 8 diamond drill holes (2534 metres) testing deep EM and off hole Pulse EM targets south of Xstrata’s Montcalm Mine. The balance of the program (1,500 metres) will begin shortly. The drill targets are geophysical expressions similar to those that have been noted over the Montcalm deposit, as well as, off-hole conductors identified from the down hole surveys in the 2005 drill program. The hole locations are indicated on the attached map.

The Phase One drill holes intersected multiple zones of disseminated to massive sulphides in 5 of the 8 holes with anomalous copper and nickel assay values.  Drill hole WTM-16 returned 0.11% Cu and 0.16% Ni over 2 .0 metres within a wider envelope of mineralization, 0.07% Cu and 0.09% Ni over 5.0 metres (see Table below).  All analysis from the drill program have been carried out by Accurassay Laboratories from Thunder Bay, Ontario.

2007 SIGNIFICANT DRILL HOLE INTERSECTIONS
Drill Hole	Depth from (m)	Depth to (m)	Length (m)	Cu ppm	Ni ppm	Cu+Ni ppm
WTM-07-16	210	211	1	307	310	617
WTM-07-16	336	341	5	445	469	914
INCLUDING	339	341	2	691	565	1256
And	415	420	5	673	913	1586
INCLUDING	416	418	2	1123	1518	2641
WTM-07-19	140	141	1	1017	140	1157
WTM-07-21	302	303	1	447	530	977
WTM-07-22	66	69	3	1016	1367	2383
And	270	273	3	126	4707	4833

All of the holes are being evaluated with down-hole pulse EM surveys for possible extensions of better sulphide mineralization away from the hole.  These results will be tested in the next phase of drilling.

PFN announced the doubling of the West Timmins Drill program to 4000 metres on June 15, 2007. Phase II is focused on testing additional deep conductor targets south of the mine, and airborne EM conductor targets.  These conductors have a direct relationship to anomalous MMI geochemical results in Cu, Ni, and Zn.

PFN Nickel Division

In late 2004 PFN established a Nickel Division and currently has an Option / Joint Venture in the Timmins Mining District with Xstrata Nickel. The Project covers 355 square kilometres (87,720 acres), 60 kilometres west of Timmins, Ontario. The West Timmins project is adjacent to Xstrata’s Montcalm deposit.  The Montcalm deposit contains a proven mineral reserve of 4.1 million tonnes at 1.38% Ni, 0.64% Cu as of December 31, 2006 and has a remaining mine life of 4.5 years. Ore from the Montcalm operation is being trucked to Kidd Metallurgical Site, a distance of approximately 90 kilometres to the east.  An extensive geophysical and ground proofing exploration program has been completed. PFN has expended approximately $2.0 million on the project to date with plans to spend an additional $1.0 million during the winter 2007/2008 program. In May, a diamond drill program commenced to evaluate EM conductors to depths of 2000 meters south of the Montcalm Mine claims. The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).  The program was expanded to 4000 meters in June 2007. The West Timmins Project was obtained by a Joint Venture with Xstrata Nickel, whereby PFN may earn a 100% interest in the West Timmins Project.

PFN has recently acquired additional nickel projects including the NickelPlats project in Saskatchewan, the Nickelmuir property in the Timmins Mining Camp and projects in the Voisey’s Bay and King Lake districts of Newfoundland and Labrador.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF  Frankfurt.P7J) is a North American industry leader in the search for Platinum Group Metals (PGMs) and Nickel.

Management’s corporate philosophy is to be Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production.  To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel and SOQUEM.

Stillwater Mining Company (NYSE: SWC), the largest producer of palladium and platinum in the Western hemisphere, recently purchased an initial 11% of PFN and has followed its position in two recent financings and currently has approximately 10% of the PFN.

PFN and Stillwater have entered into a non-binding Letter Agreement pertaining to ongoing exploration of the Goodnews Bay Platinum Project. The Letter Agreement also provides for Stillwater to fund reconnaissance on other Alaskan PFN exploration projects with the provision for Stillwater to enter into an option/joint venture agreements on the Goodnews Bay Project and one or more of the reconnaissance projects in Alaska.

Under the terms of the Letter Agreement, Stillwater will spend $4 million to earn 50% of GBPP by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a Feasibility Study, whichever occurs first. Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the Property into Commercial Production within an additional three years.

Under the Reconnaissance Agreement, Stillwater may expend $500,000 in 2007 which will allow it to inspect several of PFN's proposed projects. In event Stillwater elects to continue participating in one or more projects, they will be able to enter into one or more agreements identical to the Goodnews Bay. Pacific North West Capital is the project operator.

In addition, PFN is exploring the River Valley Project, located near Sudbury, Ontario, joint ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum. Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

Current measured resource is 8.53 million tonnes containing 353,200 ounces of palladium (1.29 g/t), 116,800 ounces of platinum (0.43 g/t) and 20,400 ounces of gold (0.07 g/t) and an indicated resources of 22.02 million tonnes containing 600,700 ounces of palladium (0.85 g/t),  212,800 ounces of platinum (0.30 g/t) and 39,000 ounces of gold (0.06 g/t) with an additional inferred resource of 2.39 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) using a 0.7 g/t cut off (pt/pd) (PFN press release March 22, 2007) . The objective of the 2006 $1.1 million Phase 9A budget was to extend the new Platinum Group Metal mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization. Management recently presented Anglo Platinum with the 2008 work program and budget.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"), mandated to put new mines into production. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration. PFN and SOQUEM recently announced a Phase Two 2007 budget of $460,000 to advance work on reconnaissance properties in Quebec.  The summer exploration program has begun on this project.

PFN management is currently negotiating and acquiring several new PGM and Nickel projects throughout North America more specifically in Labrador, Quebec, Ontario, Manitoba, Saskatchewan, British Columbia, Northwest Territories and Alaska.

The company has over $11 million in working capital and securities.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	August 20, 2007